Postal Code 20549-0405

								November 3, 2004


via facsimile 213-243-2539 and U.S. mail

O. Victor Edelbrock
Chief Executive Officer and President
Edelbrock Corporation
Executive Vice President, Chief Operating Officer
2700 California Street
Torrance, California  90503

Re:  	Edelbrock Corporation

Revised Schedule 13E-3			Revised Preliminary Proxy on
Schedule 14A
Filed November 1, 2004			Filed November 1, 2004
File No. 5-53153				File No. 0-24802

Form 10-K for the period ended
June 30, 2003
Filed September 28, 2003
	File no. 0-24802


Dear Mr. Edelbrock:

	We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Schedule 13E-3
1. Advise us on what consideration you gave to filing any reports submitted by Kerlin Capital to the special committee based on Kerlin Capital`s discussions with the California Investment Fund. See Item 1015 of Regulation M-A.

Preliminary Proxy Materials

Letter to Shareholders
2. Prominently disclose Mr. Edelbrock`s rejection of the California Investment Fund expression of interest in commencing discussions to acquire all outstanding shares of Edelbrock for a per share price in the range $19.00 to $19.50. Also, indicate Kerlin Capital`s role in advising the special committee that its fairness opinion remained operative. Provide a cross-reference to more detailed disclosure in the proxy.

Special Factors, page 19

3. We note your amended disclosure on page 28. Given that CIF initially expressed an interest in commencing discussions regarding an acquisition of all outstanding shares of Edelbrock, explain why, after a telephone conversation between Kerlin and CIF, CIF later indicated that it contemplated establishing a control position in Edelbrock.
4. Explain the steps taken by Kerlin Capital and the special committee until CIF indicated that it intended to withdraw the indication of interest. For example, disclose whether or not the special committee sought to have Mr. Edelbrock sell his shares to a third party.
5. Based on CIF`s intention to withdraw its indication of interest when it learned of Mr. Edelbrock`s refusal to sell his shares, explain why the special committee even considered that CIF had not performed any due diligence inquiry or other procedures relating to Edelbrock. For example, disclose, if true, that the special committee would have been required to withdraw its recommendation had it learned CIF performed due diligence or that CIF`s offer was firm or fully financed.
6. Explain the efficacy of the special committee`s authority to effectively terminate the merger given Mr. Edelbrock`s power to reject all offers, regardless of the terms of consideration offered by interested third party offerors.
7. Advise us, with a view toward corrective disclosure, why the special committee has not been identified as a filing person on
Schedule 13E-3 given its authorization to terminate the merger agreement.
8. Explain whether the basis for Kerlin Capital`s decision to deem its fairness opinion operative was based solely on CIF`s intention to withdraw its indication of interest.
9. We note your response to our prior comment no. 3, but have the following comment. Given Mr. Edelbrock`s dual role as director and controlling shareholder of Edelbrock, revise the disclosure to address how Mr. Edelbrock`s refusal to sell his shares to a third party is consistent with his fiduciary duties to the unaffiliated security holders as director of Edelbrock Corporation.
Presentations by Banc of America Securities to Mr. Edelbrock, page 49

Analysis of implied transaction statistics at various illustrative purchase prices, page 50
10. Explain why the premium to the closing share price was capped at 30% in the analysis.

Closing Comments

	Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

	Please direct any questions regarding the accounting comments to Beverly Singleton, Staff Accountant, at (202) 942-1912, or in her absence, to Linda Cvrkel, Review Accountant, at (202) 942-1936. For questions on other comments, please contact Johanna Vega Losert, Attorney-Advisor, at (202) 942-2931. You may also reach me at (202) 942-2920.

							Sincerely,


							Nicholas Panos
							Special Counsel
							Office of Mergers and Acquisitions

Cc: 		via facsimile
Sean McAvoy

Esme C. Smith

Jones Day

2882 Sand Hill Road, Suite 240

Menlo Park, California 94025


L. Cvrkel
B. Singleton
J. Losert




Edelbrock Corporation
November 3, 2004
Page 4





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE